Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Rezolve AI Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G75398100

(CUSIP Number)

September 24, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G75398100	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons Apeiron Investment Group Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,281,638
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,281,638

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,281,638
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.4%
12	Type of Reporting Person CO

CUSIP No. G75398100	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Christian Angermayer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,281,638
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,281,638

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,281,638
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.4%
12	Type of Reporting Person IN

CUSIP No. G75398100	Schedule 13G	Page 3 of 6

ITEM 1.	(a) Name of Issuer:

Rezolve AI Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3rd Floor, 80 New Bond Street, London, WIS 1SB, United Kingdom

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Apeiron Investment Group Ltd. (“Apeiron”); and

Christian Angermayer.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 66 & 67 Amery Street, SLM1707, Sliema, Malta.

(c)	Citizenship of each Reporting Person is:

Apeiron is organized under the laws of Malta. Mr. Angermayer is a German citizen.

(d)	Title of Class of Securities:

Ordinary Shares, par value £0.0001 per share (the “Ordinary Shares”)

(e)	CUSIP Number:

G75398100

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the Ordinary Shares of the Issuer as of September 27, 2024, based upon 172,182,769 Ordinary Shares outstanding as of September 6, 2024, as disclosed in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 9, 2024.

CUSIP No. G75398100	Schedule 13G	Page 4 of 6

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Apeiron Investment Group Ltd.	18,281,638	10.4%	0	18,281,638	0	18,281,638
Christian Angermayer	18,281,638	10.4%	0	18,281,638	0	18,281,638

Apeiron is the holder (beneficially and of record) of 14,712,645 Ordinary Shares. In addition, Apeiron may be deemed to beneficially own (i) 62,500 Ordinary Shares underlying currently exercisable warrants, (ii) 3,173,160 Ordinary Shares that Apeiron has the right to acquire upon conversion of various convertible debt instruments and (iii) 333,333 Ordinary Shares that Apeiron has the right to acquire pursuant to a contractual obligation with the Issuer.

Christian Angermayer is the majority shareholder of Apeiron and may be deemed to share beneficial ownership of the securities beneficially owned by Apeiron.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G75398100	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2024

Apeiron Investment Group, Ltd.

By:	/s/ Mario Frendo
Name:	Mario Frendo
Title:	Director

Christian Angermayer

/s/ Christian Angermayer

CUSIP No. G75398100	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.